CannaVEST Corp.

2688 South Rainbow Boulevard, Suite B

Las Vegas, NV 89146

August 3, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Re: CannaVEST Corp.

Registration Statement on Form S-1

Filed July 20, 2015

File No. 333-205758

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended, CannaVEST Corp. hereby files a delaying amendment with respect to its Registration Statement on Form S-1 (File No. 333-205758) (the “Registration Statement”), filed with the Securities and Exchange Commission on July 20, 2015. This filing is made solely to address language that was inadvertently omitted from the Registration Statement. Timing and completion of the offering depends on market conditions and other factors.

CannaVEST Corp. specifically amends and incorporates into the facing page of the Registration Statement following the fee table and its footnotes, the following language:

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

No fees are required in connection with this filing. If you have any questions or comments in connection with this delaying amendment, please call John Cleary (619-515-3221) of Procopio, Cory, Hargreaves & Savitch LLP.

Very truly yours,

/s/ Michael Mona, Jr.

Michael Mona, Jr.

President and Chief Executive Officer

CannaVEST Corp.